AEM SPA

RECEIVED
2004 JUN 22 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/296/2004/MAN/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURRIER 04030883

June 17, 2004

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Maria Angela Nardone
Company Secretary

dlw 6/22

Encl.

AEM SPA

PRESS RELEASE

MILAN, 16th JUNE 2004 – WE HEREBY INFORM YOU THAT AS OF TODAY'S DATE THE INJUNCTIONS HAVE BEEN FILED AT THE SECRETERIAT OF THE REGIONAL ADMINISTRATIVE COURT OF THE LOMBARD REGION GRANTING THE APPLICATION FOR THE INTERLOCUTORY SUSPENSION MADE LAST MAY RELATING TO THE RESOLUTION OF THE CITY COUNCIL OF MILAN. SUCH RESOLUTIONS INTRODUCED AMENDMENTS TO THE BY-LAWS ON THE SUBJECT OF THE APPOINTMENT OF AEM SPA BOARD MEMBERS.

THE REGIONAL ADMINISTRATIVE COURT HAS SET THE HEARING FOR THE ACTION FOR THE FORTHCOMING 29th SEPTEMBER 2004.